BLOCK40X, INC.

1033 West 400 South

American Fork, Utah 84003

(702) 485-0110

March 17, 2025

David Gessert

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re: Block40X, Inc., Amendment No. 1 to Offering Statement on Form 1-A Filed March 5, 2025

File No. 024-12577

Dear Mr. Gessert:

I have reviewed the staff’s comment letter dated March 14, 2025. Amendment No. 2 to the offering statement is being filed in response. Your comments are reproduced below followed by our response in italics.

Offering Circular Summary

The Current Offering - Securities offered, page 6

1. We note the revisions you made in response to prior comment 1. Please expand your disclosure here to disclose the 15% discount for purchasers of 4 million or more shares of your securities and summarize how the bonus shares will be allocated, or the offering price discount will be applied.

Complied by adding a new footnote to the table on page 6.

Risk Factors

Risk Factors Related to Hardware Modifications or Adaptations for Leasing Servers to AI Companies, page 9

2.Please remove reference to the iShares Bitcoin Trust Form S-1 and revise your discussions to address risks attendant to your proposed business operations.

Complied on page 9.

The Company's Business

Cybersecurity, page 39

3. We note your response to prior comment 19. Please revise your disclosure under this heading to clarify that you have not yet entered into a custody agreement. Please make similar revisions to the first risk factor on page 18.

Complied on pages 18 and 39.

Very truly yours,

/s/ B Joshua Hoskins

B. Joshua Hoskins

President